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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Centura Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7852 Arboretum Drive, 2nd Floor
(No. and Street)

Charlotte (City) North Carolina (State) 28270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Manning (704) 686-1453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)


RECD S.E.C.
JUN 2 6 2003
513

214 North Tryon, Suite 3600, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
RBC Centura Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of RBC Centura Securities, Inc. (the "Company"), an indirect wholly-owned subsidiary of RBC Centura Banks, Inc., at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

RBC Centura Securities, Inc.
(An indirect wholly-owned subsidiary of RBC Centura Banks, Inc.)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 9,115,708
Receivable from clearing broker, net	7,048
Prepaid bonus	22,478
Premises and equipment at cost, less accumulated depreciation of $667,827	161,448
Other assets	658,559
Total assets	$ 9,965,241
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable and other accrued liabilities	$ 770,087
Total liabilities	770,087
Commitments and contingencies (Note 8)	
Shareholder's equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	500,000
Additional paid-in capital	766,363
Retained earnings	7,928,791
Total shareholder's equity	9,195,154
Total liabilities and shareholder's equity	$ 9,965,241

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

RBC Centura Securities, Inc. (the "Company") is a wholly-owned subsidiary of RBC Centura Bank (the "Parent") which is a wholly-owned subsidiary of RBC Centura Banks, Inc. ("RBC Centura"). The Company is incorporated in the state of North Carolina, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment products to retail customers. The Company executes all of its customers' transactions through a clearing broker on a fully disclosed basis.

During 2002, the Company entered into a plan of reorganization to cease the business activities, operations and management of certain broker-dealer activities. The reorganization was completed on October 19, 2002 through the closure of customer accounts serviced by the Company's Series 7 licensed investment brokers. Following the closure of customer accounts, the Company's Series 7 licensed investment brokers, along with the closed accounts, were absorbed by RBC Dain Rauscher, a wholly-owned subsidiary of RBC Centura's parent company, Royal Bank of Canada. In association with the reorganization, the Company received $374,287 for unamortized retention bonuses paid to Series 7 brokers and $44,341 for fixed assets associated with Series 7 broker activities. There were no gains or losses associated with this transaction.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalent including investments in certain money market mutual funds. Investments are carried at the acquisition price, which approximate fair value. Cash and cash equivalents include cash that is held in a non-interest bearing demand deposit account of the Parent as well as investments in money market mutual funds sponsored and advised by a third party.

Prepaid Bonus

The Company established an incentive program during 2001 to retain key brokers. These individuals received a bonus payout during 2001 contingent upon three years of continuing employment with the Company. Individuals leaving the company before the three year period elapses are required to repay the bonus pro-rata according to the portion of the term completed. As discussed in Note 1, the Company received $374,287 from RBC Dain Rauscher as payment for unamortized bonuses associated with Series 7 brokers absorbed by RBC Dain Rauscher. The Company received $34,346 as repayment of forfeited bonuses under the prepaid bonus program during 2002.

Premises and Equipment

Premises and equipment consist of furniture, fixtures and equipment and are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives which generally range from five to fifteen years.

Securities Transactions and Commissions and Fee Revenue

Customer securities transactions and the related commissions and fee revenues and clearing expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards and tax credits will be realized.

The Company's operating results are included in the consolidated federal income tax return of RBC Centura. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and RBC Centura. State income taxes are computed on a separate company basis.

Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees," ("FIN 45") was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are primarily located in Note 4. The Company does not expect the adoption of FIN 45 to have a material impact on its financial condition or results of operations.

3. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and RBC Centura. These transactions arise in the normal course of business and are summarized below. In addition, certain employees of the Company participate in employee benefit plans of RBC Centura as discussed in Note 6.

Cash and Cash Equivalents

At December 31, 2002, the Company had approximately $128,000 of cash held in a non-interest bearing demand deposit account at the Parent.

RBC Centura Services

RBC Centura provides certain management and other services to the Company. In addition, certain operating costs are paid by RBC Centura and billed to the Company.

4. Receivable from Clearing Broker

Receivable from clearing broker represents amounts due for commissions and fees earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a U.S. broker-dealer whereby the broker acts as the Company's U.S. clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations. The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to this right. During 2002, payments made to the clearing broker related to this right were de minimis.

To mitigate credit risks, the Company has developed credit-monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Company has indemnified the clearing broker against certain losses, including margin losses, the clearing broker may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing broker related to the Company's customers were $420,572 at December 31, 2002. As the clearing broker's right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to this right. During 2002, payments made to the clearing broker related to this right were de minimis.

5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities), which are included in other assets on the balance sheet are as follows:

Deferred tax assets:	
Pension	$ 75,100
Depreciation	2,400
Other	6,800
Total gross deferred tax assets	84,300
Deferred tax liabilities:	
Other	(300)
Total gross deferred tax liabilities	(300)
Net deferred tax assets	$ 84,000

6. Employee Benefit Plans

RBC Centura sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. Benefits are determined by applying a benefit ratio to the employee's average compensation for each year of participation. The costs consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. Expense is allocated to the Company based on the relative cost of providing the benefits to its employees.

RBC Centura also sponsors a defined contribution plan (the "401(k) Plan"), covering substantially all full-time employees, including the employees of the Company. The 401(k) Plan permits eligible employees to make contributions, with the Company matching 100 percent of contributions up to 6 percent of the employee's eligible compensation. The 401(k) Plan is available for full-time employees after completion of six months consecutive service or for part-time employees after completion of 1,000 hours of service during a consecutive 12-month period.

In addition to providing retirement benefits, RBC Centura provides health care and life insurance benefits for active and retired employees. Substantially all of RBC Centura's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under RBC Centura's current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 23 covered employees, including participating part-time employees, at December 31, 2002.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial statements. The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

8. Commitments and Contingencies

In November 2001, a Statement of Claim was filed with the NASD Office of Dispute Resolution on behalf of two customers of the Company. The claim alleged various securities law violations against the Company, including unsuitability and unauthorized trading, as well as a number of common law claims. The parties sought $1,200,000 in compensatory damages, plus punitive damages, costs and attorney fees. In late December 2002, the Company agreed to settle and pay $500,000 to the claimants in settlement of all claims. The settlement is included in accounts payable and other accrued liabilities in the accompanying statement of financial condition. The Company is also a defendant in or party to two other pending legal actions and is also currently the subject of certain state and Federal regulatory inquiries. Management believes, based upon the advice of counsel, that the actions and liability of loss, if any resulting from the final outcome of these proceedings, will not have a material effect on the Company, in the aggregate.

As discussed more fully in Note 4, the Company's clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

9. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $8,269,455 which was $8,019,455 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.